DRINKS AMERICAS HOLDINGS, LTD.
372 Danbury Road
Wilton, CT 06897

April 24, 2007

United States Securities and Exchange Commission
Washington D.C 20549
Mail Stop 3561
Attn:	Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Re:	Drinks Americas Holdings, Inc.
Form SB-2 and Form 10-KSB
Filed March 19, 2007
File No, 333-141395

Dear Ms. Jenkins:

This refers to your letter of April 11, 2007 addressed to Mr. Kenny of Drinks Americas Holdings, Inc. (the “Company” or “Drinks”). We have responded to your questions by referencing the paragraph numbers used in your April 11, 2007 letter.

Form SB-2

1)
On April 23, 2007 we filed Amendment No. 1 on Form SB-2/A (the “Amended SB-2”) in which have provided footnotes to the financial statements for the period ended January 31, 2007 and the year ended April 30, 2006 that explains and quantifies the restatements made to correct errors.

2)	The Amended SB-2 filed on April 23, 2007 contains an updated accountant’s consent.

Exchange Act Filings

Financial Statements

3)
We have restated financial statements which are included in several of our filings and have provided a footnote to each of these financial statements that explains and quantifies the restatements. On April 24, 2007 we filed i) Form 10-QSB/A for the period ended October 31, 2005 ii) Form 10-QSB/A for the quarter ended January 31, 2006, (iii) Form 10-KSB/A for the year ended April 30, 2006, (iv) From 10-QSB/A for the period ended July 31, 2006, (v) Form 10-QSB/A for the period ended October 31, 2006 and (vi) Form 10-QSB/A for the period ended January 31, 2006, to reflect such restatements.

Item 8A - Controls and Procedures

4)	We have amended our Form 10-KSB for the year ended April 30, 2005 to include the required disclosure to Item 8A Controls and Procedures.

5)
We have amended our Exchange Act filings (referred to in paragraph 3) to disclose whether the financial statement revisions affected management’s original conclusion concerning the effectiveness of the Company’s disclosure controls and procedures.

General

6)	In addition to this response to your letter dated April 11, 2007, we also filed a separate response to the staff’s letter dated March 2, 2007 on April 24, 2007 on EDGAR.

7)	We have revised each amended Exchange Act filing to include an explanatory footnote that informs investors of the reasons for the amendment.

8)	We filed each amended Exchange Act filing on EDGAR on April 24, 2007. The amended filings include those referred to in paragraph 3 as well as the 10-QSB for the year ended April 30, 2005.

In conclusion, we believe the amended filings referred to in this letter fully address the points raised in your letter of April 11, 2007.

The Company acknowledges that:

a.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/
Jason Lazo
Chief Operating Officer